Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 21, 2014 (February 27, 2015 as to Note 3), relating to the financial statements and financial statement schedule of Abbott Laboratories and subsidiaries (the “Company”), for the year ended December 31, 2013 (which reports express an unqualified opinion and include an explanatory paragraph regarding the retrospective adjustment to reflect the developed markets branded generics pharmaceuticals and the animal health businesses as discontinued operations and the distribution of the shares of AbbVie Inc. to the Company’s  shareholders), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 13, 2016